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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                                                (Commission File Number) 0-13284



                           NOTIFICATION OF LATE FILING

(Check One):  [x] Form 10-K  [ ] Form 11-K  [ ] Form 20-F [ ] Form 10-Q
              [ ] Form N-SAR



For Period Ended:         October 31, 1998


For the Transition Period Ended:



          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above identify the item(s) to which the notification relates:

PART I. REGISTRANT IFNORMATION


                               V Band Corporation
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                            Full Name of Registrant


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                           Former Name if Applicable


                                565 Taxter Street
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           Address of Principal Executive Office (Street and Number)


                               Elmsford, NY 10523
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                            City, State and Zip Code


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                       Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The  subject  annual  report,   semi-annual   report,
                           transition  report on Form 10-K,  20-F,  11-K or Form
                           N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion therof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report thereof could not be filed within the prescribed period.


         Amendments to the financial covenants in the Company's Credit Facility with National Bank of Canada (the "Credit Facility") have been made in the past in light of losses experienced by the Company. None of those amendments have modified the financial covenants of the Credit Facility applicable to periods after October 31, 1998. The Company is in the process of preparing a request to National Bank of Canada for the amendment of financial covenants applicable to those periods after October 31, 1998. The response of National Bank of Canada to the requested amendments could have a material impact upon the disclosures required in the Company's Form 10-K.





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
                          Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification.

              Robert Riiska                  (914)                 789-5000
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              (Name)                      (Area Code)         (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         Yes [X]                   No [ ]

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              In fiscal 1997, the Company reported a loss of $8,512,000. For fiscal year 1998, the Company anticipates reporting a loss of approximately $4,369,000.


                               V Band Corporation
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                  (Name of registrant as specified in charter)

aas caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  January  29,  1999                By:     /s/Robert Riiska
                                                 -----------------
                                                 Robert Riiska
                                                 Chief Financial Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form


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